300 Continental Drive
Newark, DE 19713
t: 302-451-0200

May 11, 2022

Michelle Miller
Sharon Blume
Office of Finance
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: SLM Corporation
Form 10-K for Fiscal Year Ended December 31, 2021
Filed February 24, 2022
File No. 001-13251

Dear Ms. Miller and Ms. Blume,

On behalf of SLM Corporation (the “Company”), I respectfully provide our response to the comment from the staff (the “Staff”) of the Securities and Exchange Commission in your letter dated May 5, 2022. For your convenience, the text of the Staff’s comment is reproduced below before our response.

Form 10-K for the fiscal year ended December 31, 2021

Note 11. Borrowings, page F-55

1.We note your disclosure with regard to your unconsolidated VIEs, that you determined while you are the sponsor, servicer and administrator and may have a significant impact on economic performance, the risk of absorbing losses that could be significant is low. Please tell us how your determination that the risk is low of absorbing significant losses is consistent with the guidance in ASC 810-10-25-38A(b) that requires determination of whether your obligation to absorb losses or benefits could be significant.

Michelle Miller
Sharon Blume
Securities and Exchange Commission
May TBD, 2022

Response:

Structure of our Off-Balance Sheet Securitizations

The Company’s off-balance sheet securitizations follow the same basic structure. At the time of the securitization, we retain an economic interest in credit risk of the securitized assets by holding 5 percent of the initial principal balance of each class of notes and certificates issued by the Variable Interest Entity or VIE (trust), including 5 percent of the notional amount of the residual certificates of the VIE. We retain the interests described in order to meet Dodd-Frank Risk Retention Rules. The 5 percent interest represents a vertical tranche of the securitization, so the Company would not absorb more than its pro rata 5 percent share of the losses as well as 5 percent of the returns of the VIE.

In response to the Staff’s comment, we have included below a summary of the analysis that we perform at the time of each securitization as well as the resulting conclusions reached, in determining that the obligation to absorb losses or our right to receive benefits could not potentially be significant to our unconsolidated VIEs and is consistent with the guidance in Accounting Standard Codification (ASC) 810-10-25-38A(b).

Additionally, in response to the Staff’s comment, we propose to revise (prospectively, marked below) Footnote 11, “Borrowings – Unconsolidated VIEs – Private Education Loan Securitizations” to the consolidated financial statements, so that it reads as follows:

Unconsolidated VIEs

Private Education Loan Securitizations

Unconsolidated VIEs include variable interests that we hold in certain securitization trusts created by the sale of our Private Education Loans to unaffiliated third-parties. We remained the servicer of these loans pursuant to applicable servicing agreements executed in connection with the sales, and we are also the administrator of these trusts. Additionally, we own five percent of the securities issued by the trusts in order to meet risk retention requirements. We were not required to consolidate these entities because our servicer/administrator decision-maker fees are not variable interests and our other interests in the VIE, which are in the form of our five percent vertical interest, do not absorb more than an insignificant amount of the VIE’s expected losses or receive more than an insignificant amount of the VIE’s expected residual returns.

Consolidation Analysis

ASC 810-10 provides specific rules for determining whether an entity is considered a VIE. The decision to consolidate a VIE is dependent upon who has the controlling financial interest. An entity is deemed to have the controlling financial interest if it has both of the following characteristics:
1) The power to direct the activities of a VIE that most significantly impact the VIE's economic performance; and
2) The obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE.

Michelle Miller
Sharon Blume
Securities and Exchange Commission
May TBD, 2022

Identification of Variable Interests:

The VIE consolidation model provides separate guidance for determining whether fees paid to an entity’s decision makers or service providers represent variable interests in the entity. ASC 810-10-55-37 provides three conditions that must all be met to conclude that fees received by an entity’s decision makers or service providers do not represent variable interests in that entity:
a) The fees are compensation for services provided and are commensurate with the level of effort required to provide those services;
b) The decision maker or service provider does not hold other interests in the VIE that individually, or in the aggregate, would absorb more than an insignificant amount of the VIE’s expected losses or receive more than an insignificant amount of the VIE’s expected residual returns; and
c) The service arrangement includes terms, conditions, or amounts that are customarily present in arrangements for similar services negotiated at arm’s length.

We have determined that our servicing/administrator decision-maker fees do not qualify as variable interests for the following reasons:
•For compensation in our roles as servicer and administrator, we have determined that the fees received are commensurate with the level of effort required to provide those services;
•Our other interests in the VIE, which are in the form of our 5 percent vertical interest, do not absorb more than an insignificant amount of the VIE’s expected losses or receive more than an insignificant amount of the VIE’s expected residual returns; and
•The servicing and administration fee arrangements include terms, conditions, and amounts that are customarily present in arrangements for similar services negotiated at arm’s length. In addition, the servicing and administration fees are not exposed to variability because they are paid prior to any other interest of investors in the securitization.

Does our 5 percent vertical interest have the obligation to absorb losses or the right to receive benefits of the VIE that could potentially be significant?

While ASC 810-10 does not define the term “insignificant” or “significant,” we believe practice has generally interpreted “more than insignificant” to mean more than 10 percent.1 Therefore, a commensurate and customary decision-maker fee is generally not a variable interest if the decision-maker’s other variable interests do not absorb more than 10 percent of the legal entity’s expected variability. As we only retain a 5 percent vertical interest in the securitization, we do not meet the “more than insignificant” criteria and therefore our servicing/administrator decision maker fees do not represent a variable interest and we also should not consolidate the VIE.

Conclusion

The Company does not expect to absorb any losses or receive any returns due to its role as servicer and administrator. As it pertains to the consolidation of the VIE, although as servicer the Company’s
1 Consistent with Consolidation Handbook guidance from KPMG, EY & Deloitte.

Michelle Miller
Sharon Blume
Securities and Exchange Commission
May TBD, 2022

activities can have a significant impact on the VIE’s economic performance, the related fees received for such role do not represent a variable interest, consistent with the analysis above. Lastly, pertaining to the 5 percent risk retention, while not considered a bright-line, we believe that 10 percent is an acceptable threshold to use when determining whether a variable interest is potentially significant. Therefore, the Company is not the primary beneficiary and does not consolidate the VIE under the requirements of ASC 810.

If you have additional questions or comments, please feel free to contact Jonathan Boyles at 571-526-2369.

Sincerely,

/s/ JONATHAN R. BOYLES
Jonathan R. Boyles
Senior Vice President & Controller

Cc: Jonathan W. Witter, Chief Executive Officer, and Steven J. McGarry, Executive Vice President and Chief Financial Officer